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Innovation Fund FAQ

Answers to some of the most common questions we've gotten so far about the upcoming Innovation Fund.

We recently announced the upcoming launch of **the Fundrise Innovation Fund** — **a first-of-its kind, $1B growth equity fund** aimed at democratizing access to investments in top private technology companies.

Because this is both a new asset class for the Fundrise platform *and* an asset class that has not traditionally been available to the general public, we expect you may have some questions. Below are answers to some of the most frequently asked questions we've received so far:

Frequently asked questions

Q: Why is *now* a good time to be launching a tech fund?
A: Once every few decades, a downturn occurs where an entire industry collapses. It happened with real estate in 1987 and again in 2008. And it happened in tech in 2001 and is happening now, in 2022. These types of crises are rare, remaking whole industries and upsetting status quo power structures. It's during these times, when most are paralyzed by fear or nursing steep losses, that a small number of investors — typically those with hard-nosed rigor, conviction, and, most importantly, sufficient capital — can capture opportunities that would be impossible in normal times. It is in that spirit that we launch the Fundrise Innovation Fund.

We expect the tech downturn to continue for several years, getting worse in 2023, before it gets better. And while we have been planning an expansion beyond real estate for some time, it is extremely fortunate for it to coincide with such extraordinary events in technology markets. In short, we believe *now*, with tech valuations falling and venture capital firms retreating, is the exact right time to be launching the fund.

Q: How will this impact Fundrise's real estate business?
A: Our investment philosophy is centered around broad-based macro trends, and no trend has been more impactful or is more integral to the future of real estate than technology. It is the single biggest disrupter of property values (e.g. eCommerce impacting the retail sector and work-from-home impacting the office sector) and the single largest job creator in our economy. It is also the single greatest differentiator in how Fundrise operates. Unlike almost any other real estate investor, our teams are integrated with software engineers and product managers. This has allowed us to systematically replace traditional processes in real estate with software. And we believe deepening our understanding by investing in technology will only serve to make us better real estate investors.

From a more practical perspective, while we expect the Innovation Fund team to grow to approximately a dozen investment professionals, Fundrise today has an +80-person real estate team solely dedicated to driving the best performance from our portfolio. Unlike a typical investment fund, Fundrise Real Estate takes on the full suite of deal execution from acquisition to development to operations. We are confident in our belief that the launch of the Innovation Fund will not be detrimental to the robust execution by the real estate team.

Q: How is the Fundrise Innovation Fund different from other crowdfunding platforms that claim to offer venture-like investments?
A: While it's reasonable that some confusion may stem from a shared aim to democratize investment into private companies, The Fundrise Innovation Fund is wholly unique from those offerings, and Fundrise itself is not a crowdfunding platform. The Fundrise Innovation Fund is a pooled vehicle similar in investment strategy to the top VC and growth equity funds, with the important exception that while those funds are limited to qualified investors, we have pioneered a way to democratize access so that everyone can invest.

The crowdfunding platforms use different regulations (Reg D or Reg CF) which permit individuals to invest into specific companies and only in limited small quantities. The Fundrise Innovation Fund is a publicly [registered investment vehicle](#) under the Investment Company of 1940, which allows individuals, regardless of net worth, to invest in a pooled fund with a specific investment strategy — in our case, private and public technology companies. (This is the same regulatory framework that typical mutual funds operate under).

The Fundrise Innovation Fund aims to invest in a diverse set of attractive and established technology companies. We view our competition for deals as the top venture funds and growth equity funds in the US. We believe the structure of the Innovation Fund, as an evergreen, low-fee, technology-enabled investor, is fundamentally a better model than the high-fee venture capital model of "2 & 20" and as a result will be more attractive as a capital partner for many top entrepreneurs.

While private tech companies are fundamentally a different asset than real estate, we believe that similar to our $3 billion real estate portfolio, the structure of the Innovation Fund and the scale of the Fundrise platform will allow us to offer investors a uniquely diversified portfolio with a superior risk-return profile than anything else available to them today.

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Lastly, we continue to be highly motivated by the prospect of disrupting yet another outdated industry, passing back to our investors a larger share of the returns earned from their investments.

If you have a question that wasn't answered here we would welcome the opportunity to address it. Please simply reply to this email or reach out directly to our Investor Relations team at investments@fundrise.com.